SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                          For the month of April, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F  X                 Form 40-F
                     -----                        -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                           Yes               No  X
                              -----            -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

This Form 6-K consists of:

The announcement of first quarter results for 2006 of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on April 27, 2006.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      China Petroleum & Chemical Corporation



                                                             By: /s/ Chen Ge
                                                                ------------
                                                               Name: Chen Ge

                                  Title: Secretary to the Board of Directors



Date: April 28, 2006

                               [GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (Stock code: 0386)


                  First Quarter Results Announcement for 2006

1.    Important Notice

      1.1 The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") and its Directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

      1.2 This quarterly results announcement has been reviewed and approved at the twenty-sixth meeting of the Second Session of the Board of Directors of Sinopec Corp.

      1.3 The financial statements contained in this announcement have not been audited.

      1.4 Mr. Chen Tonghai, Chairman of the Board of Sinopec Corp., Mr. Wang Tianpu, President of Sinopec Corp., Mr. Zhang Jiaren, Director, and Chief Financial Officer of Sinopec Corp., and Mr. Liu Yun, Head of the Accounting Division of Sinopec Corp., hereby declare that the authenticity and completeness of the financial statements contained in this quarterly results announcement are warranted.

2.    Basic Information of Sinopec Corp.

      2.1   Summary of the information of Sinopec Corp.

             ------------------------------------------------------------------------------------------
             Stock name         SINOPEC CORP      SINOPEC CORP     SINOPEC CORP      [GRAPHIC OMITTED]
             ------------------------------------------------------------------------------------------
             Stock code         0386              SNP              SNP               600028
             ------------------------------------------------------------------------------------------
             Place of listing   Hong Kong Stock   New York Stock   London Stock      Shanghai Stock
                                Exchange          Exchange         Exchange          Exchange
             ------------------------------------------------------------------------------------------
                                Authorised Representatives         Secretary to the  Representative
                                                                   Board of          on Securities
                                                                   Directors         Matters
             ------------------------------------------------------------------------------------------
             Name               Mr. Wang Jiming   Mr. Chen Ge      Mr. Chen Ge       Mr. Huang
                                                                                     Wensheng
             ------------------------------------------------------------------------------------------
             Address            6A Huixindong Street, Chaoyang District, Beijing, China
             ------------------------------------------------------------------------------------------
             Postcode           100029
             ------------------------------------------------------------------------------------------
             Tel                86-10-64990060    86-10-64990060   86-10-64990060    86-10-64990060
             ------------------------------------------------------------------------------------------
             Fax                86-10-64990022    86-10-64990022   86-10-64990022    86-10-64990022
             ------------------------------------------------------------------------------------------
             E-mail             ir @sinopec.com.cn / media @sinopec.com.cn
             ------------------------------------------------------------------------------------------

 2.2       Financial Information

 2.2.1     Principal accounting data and financial indicators

 2.2.1.1 Principal accounting data and financial indicators prepared in accordance with the PRC Accounting Rules and Regulations

            -------------------------------------------------------------------------------------------
                                                                                        Changes at the
                                                                                           end of this
                                                                                             reporting
                                                                                                period
                                                                                         compared with
                                                                                           data at the
                                                                                    At      end of the
                                                                   At      31 December  preceding year
                                                        31 March 2006             2005         end (%)
            -------------------------------------------------------------------------------------------
            Total assets (RMB millions)                       539,927          520,572            3.72
            -------------------------------------------------------------------------------------------
            Shareholders' funds (excluding
            minority interests) (RMB millions)                224,764          215,623            4.24
            -------------------------------------------------------------------------------------------
            Net assets per share (RMB)                          2.592            2.487            4.24
            -------------------------------------------------------------------------------------------
            Adjusted net assets per share (RMB)                 2.526            2.426            4.12

            -------------------------------------------------------------------------------------------
                                                                                            Changes in
                                                                                        this reporting
                                                                                                period
                                                                                           compared to
                                                                                              the same
                                                           Three-month     Three-month   period of the
                                                          period ended    period ended  preceding year
                                                         31 March 2006   31 March 2005             (%)
            -------------------------------------------------------------------------------------------
            Net cash flow from operating activities
            (RMB millions)                                       3,463          14,854         (79.69)
            -------------------------------------------------------------------------------------------
            Earnings per share (RMB)                             0.105           0.104            0.96
            -------------------------------------------------------------------------------------------
            Return on net assets (%)                                                            (0.55)
                                                                                            percentage
                                                                 4.062           4.608           point
            -------------------------------------------------------------------------------------------
            Return (adjusted for non-operating                                                  (0.56)
            profits/losses) on net assets (%)                                               percentage
                                                                 4.118           4.681           point

            -------------------------------------------------------------------------------------------
            Non-operating profits/losses                                            Three-month period
                                                                                                 ended
                                                                                         31 March 2006
            -------------------------------------------------------------------------------------------
                                                                                          RMB millions
            -------------------------------------------------------------------------------------------
            Written back of provisions on assets provided in previous years                       (13)
            -------------------------------------------------------------------------------------------
            Non-operating expenses (excluding normal provisions on assets provided in accordance with the Accounting Regulation for Business
            Enterprises) 251
            -------------------------------------------------------------------------------------------
            Of which:Losses on disposal of fixed assets                                             12
            -------------------------------------------------------------------------------------------
            Donations                                                                               18
            -------------------------------------------------------------------------------------------
            Non-operating income                                                                  (52)
            -------------------------------------------------------------------------------------------
            Tax effect of the above                                                               (61)
            -------------------------------------------------------------------------------------------
            Total                                                                                  125
            -------------------------------------------------------------------------------------------


2.2.1.2     Principal accounting data and financial indicators prepared in accordance with IFRS

            -------------------------------------------------------------------------------------------
                                                                                    Changes at the end
                                                                                     of this reporting
                                                                                       period compared
                                                                                     with data  at the
                                                                                            end of the
                                                       At 31 March  At 31 December      preceding year
                                                              2006            2005            end  (%)
            -------------------------------------------------------------------------------------------
            Total assets (RMB millions)                    557,382         537,321                3.73
            -------------------------------------------------------------------------------------------
            Total equity attributable to equity
            shareholders of the Company (RMB
            millions)                                      232,844         223,556                4.15
            -------------------------------------------------------------------------------------------
            Net assets per share (RMB)                       2.686           2.578                4.15
            -------------------------------------------------------------------------------------------
            Adjusted net assets per share (RMB)              2.620           2.518                4.05

             ------------------------------------------------------------------------------------------
                                                                                       Changes in this
                                                                                      reporting period
                                                       Three-month     Three-month    compared to  the
                                                      period ended    period ended      same period of
                                                          31 March        31 March  the preceding year
                                                              2006            2005                 (%)
             ------------------------------------------------------------------------------------------
             Net cash flow from operating
             activities (RMB millions)                       1,612          12,793             (87.40)
             ------------------------------------------------------------------------------------------
             Earnings per share (RMB)                        0.107           0.111              (3.60)
             ------------------------------------------------------------------------------------------
             Return on net assets (%)                        3.989           4.755              (0.77)
                                                                                      percentage point
             ------------------------------------------------------------------------------------------

2.2.2       Income statements

            This section includes the income statements for the first quarter ended 31 March 2005 prepared in accordance with both the PRC Accounting Rules and Regulations and IFRS with comparative figures for the same period of 2004.


      2.2.2.1     Income statements prepared in accordance with the PRC Accounting Rules and Regulations

            -------------------------------------------------------------------------------------------
            Item                                           Three-month period       Three-month period
                                                          ended 31 March 2006      ended 31 March 2005
            -------------------------------------------------------------------------------------------
                                                             The          The         The          The
                                                           Group      Company       Group      Company
            -------------------------------------------------------------------------------------------
                                                             RMB          RMB         RMB          RMB
                                                        millions     millions    millions     millions
            -------------------------------------------------------------------------------------------
            1. Income from principal operations          222,699      178,340     169,040      114,331
            -------------------------------------------------------------------------------------------
            Less: Cost of sales                          191,137      152,235     136,187       98,798
            -------------------------------------------------------------------------------------------
                  Sales taxes and surcharges               4,419        3,413       4,207        2,766
            -------------------------------------------------------------------------------------------
            2. Profit from principal operations           27,143       22,692      28,646       12,767
            -------------------------------------------------------------------------------------------
            Add: Profit from other operations                248           35         320           15
            -------------------------------------------------------------------------------------------
            Less: Selling expenses                         5,189        3,308       4,880        3,140
            -------------------------------------------------------------------------------------------
                  Administrative expenses                  5,720        4,649       6,056        3,555
            -------------------------------------------------------------------------------------------
                  Financial expenses                       1,606        1,172       1,372          954
            -------------------------------------------------------------------------------------------
                  Exploration expenses, including          1,493        1,474       1,370        1,070
            dry holes
            -------------------------------------------------------------------------------------------
            3. Operating profit                           13,383       12,124      15,288        4,063
            -------------------------------------------------------------------------------------------
            Add: Investment income                           172        1,214         143        9,513
            -------------------------------------------------------------------------------------------
                  Non-operating income                        52           18          90           31
            -------------------------------------------------------------------------------------------
            Less: Non-operating expenses                     251          177         427          258
            -------------------------------------------------------------------------------------------
            4. Profit before taxation                     13,356       13,179      15,094       13,349
            -------------------------------------------------------------------------------------------
            Less: Taxation                                 4,156        4,056       4,629        4,345
            -------------------------------------------------------------------------------------------
                  Minority interests                          59            -       1,398            -
            -------------------------------------------------------------------------------------------
            Add:  Reversal of unrecognised                  (11)            -        (63)            -
            investment losses
            -------------------------------------------------------------------------------------------
            5. Net profit                                  9,130        9,123       9,004        9,004
            -------------------------------------------------------------------------------------------

            Notes:  The "Company" represents China Petroleum & Chemical Corporation;

                    The "Group" represents China Petroleum & Chemical Corporation and its subsidiaries.


2.2.2.2     Consolidated income statements prepared in accordance with IFRS

            -------------------------------------------------------------------------------------------
                 Item                                                        Three-month period
                                                                               ended 31 March
            -------------------------------------------------------------------------------------------
                                                                                 2006             2005
            -------------------------------------------------------------------------------------------
                                                                         RMB millions     RMB millions
            -------------------------------------------------------------------------------------------
            1.   Turnover and other operating revenues                        227,195          174,127
            -------------------------------------------------------------------------------------------
                 Including:Turnover                                           222,699          169,040
            -------------------------------------------------------------------------------------------
                 Other operating revenues                                       4,496            5,087
            -------------------------------------------------------------------------------------------
            2.   Operating expenses                                         (212,333)        (157,247)
            -------------------------------------------------------------------------------------------
                 Including:Purchased crude oil, products and                (185,949)        (131,349)
                 operating supplies and expenses
            -------------------------------------------------------------------------------------------
                       Selling, general and administrative expenses           (7,920)          (7,577)
            -------------------------------------------------------------------------------------------
                       Depreciation, depletion and amortisation               (7,991)          (8,090)
            -------------------------------------------------------------------------------------------
                       Exploration expenses, including dry-holes              (1,493)          (1,370)
            -------------------------------------------------------------------------------------------
                       Personnel expenses                                     (4,362)          (4,317)
            -------------------------------------------------------------------------------------------
                       Taxes other than income tax                            (4,419)          (4,207)
            -------------------------------------------------------------------------------------------
                       Other operating expenses, net                            (199)            (337)
            -------------------------------------------------------------------------------------------
            3.   Operating profit                                              14,862           16,880
            -------------------------------------------------------------------------------------------
            4.   Finance costs                                                (1,469)          (1,239)
            -------------------------------------------------------------------------------------------
                 Including:Interest expense                                   (1,672)          (1,330)
            -------------------------------------------------------------------------------------------
                 Interest income                                                   98               78
            -------------------------------------------------------------------------------------------
                 Foreign exchange losses                                         (59)             (25)
            -------------------------------------------------------------------------------------------
                 Foreign exchange gains                                           164               38
            -------------------------------------------------------------------------------------------
            5.   Investment income                                                 27               33
            -------------------------------------------------------------------------------------------
            6.   Share of profits less losses from associates                     185              117
            -------------------------------------------------------------------------------------------
            7.   Profit before taxation                                        13,605           15,791
            -------------------------------------------------------------------------------------------
            8.   Taxation                                                     (4,266)          (4,749)
            -------------------------------------------------------------------------------------------
            9.   Profit for the period                                          9,339           11,042
            -------------------------------------------------------------------------------------------
            Attributable to:
            -------------------------------------------------------------------------------------------
                 Equity shareholders of the Company                             9,288            9,637
            -------------------------------------------------------------------------------------------
                 Minority interests                                                51            1,405
            -------------------------------------------------------------------------------------------
            10.  Profit for the period                                          9,339           11,042
            -------------------------------------------------------------------------------------------

2.2.3 Differences between the net profit for the first quarter of 2006 and shareholders' funds as at 31 March 2006 under the PRC
            Accounting Rules and Regulations and IFRS


 2.2.3.1    Effects of major differences between the net profit under the PRC
            Accounting Rules and Regulations and the profit for the year under IFRS are analysed as follows:

                                                                                Three-month
                                                                                period ended
                                                                                  31 March
                                                                                 2006             2005
                                                                         RMB millions     RMB millions

            Net profit under the PRC Accounting Rules and Regulations           9,130            9,004
            Adjustments:
            Depreciation of oil and gas properties                                185              186
            Capitalisation of general borrowing costs, net of
            depreciation effect                                                   101              108
            Equity investment differences                                          40                7
            Acquisition of Sinopec National Star                                   29               29
            Unrecognised investment losses                                         11               63
            Reduced amortisation on revaluation of land use rights                  6                5
            Reduced depreciation on government grants                               3                1
            Pre-operating expenditures                                            (7)              457
            Disposal of oil and gas properties, net of depreciation
            effect                                                              (100)            (103)
            Effects of the above adjustments on taxation                        (110)            (120)
            Profit attributable to equity shareholders of the
            Company under IFRS                                                  9,288            9,637
            Minority interests                                                     51            1,405
                                                                          -----------      -----------
            Profit for the period under IFRS                                    9,339           11,042
                                                                        =============    =============


2.2.3.2 Effects of major differences between the shareholders' funds under the PRC Accounting Rules and Regulations and the total equity under IFRS are analysed as follows:

                                                                                    At               At
                                                                              31 March      31 December
                                                                                  2006             2005
                                                                          RMB millions     RMB millions

            Shareholders' funds under the PRC Accounting Rules and             224,764          215,623
            Regulations
            Adjustments:
               Depreciation of oil and gas properties                           12,418           12,233
               Capitalisation of general borrowing costs                         2,213            2,112
               Equity investment differences                                       240              200
               Acquisition of Sinopec National Star                            (2,549)          (2,578)
               Revaluation of land use rights                                    (947)            (953)
               Government grants                                                 (585)            (588)
               Pre-operating expenditures                                         (29)             (22)
               Disposal of oil and gas properties                                2,960            3,060
               Effects of the above adjustments on taxation                    (5,641)          (5,531)
            Total equity attributable to equity shareholders of the            232,844          233,556
            Company under IFRS
            Minority interests                                                  29,491           29,440
                                                                           -----------      -----------
            Total equity under IFRS                                            262,335          252,996
                                                                         =============    =============


      2.3   Top ten shareholders with tradable shares


            -------------------------------------------------------------------------------------------
            Number of shareholders as at     Number of shareholders of Sinopec Corp. as at 31 March
            31 March 2006                    2006: 213,598, including 204,786 holders of A shares and
                                             8,812 holders of H shares.
            -------------------------------------------------------------------------------------------

            Top ten shareholders with tradable shares

            -------------------------------------------------------------------------------------------
            Name of shareholders                                           Number of
                                                                      shares held at
                                                                      the end of the     Type of shares
                                                                    reporting period     (A, B, H share
                                                                     (10,000 shares)         or others)
            -------------------------------------------------------------------------------------------
            HKSCC (Nominees) Limited                                     1,668,510.2           H Share
            -------------------------------------------------------------------------------------------
            Haifutong Profits Securities                                     4,760.0           A Share
            -------------------------------------------------------------------------------------------
            Jingfu Fund Management Co.,LTD                                   4,597.5           A Share
            -------------------------------------------------------------------------------------------
            Qingdao Port Authority                                           4,328.0           A Share
            -------------------------------------------------------------------------------------------
            Boshi Fund Management Co.,LTD                                    3,693.1           A Share
            -------------------------------------------------------------------------------------------
            China Fund SSE 50ETF Investment Fund                             3,598.1           A Share
            -------------------------------------------------------------------------------------------
            Citygroup Global Markets Limited                                 3,553.4           A Share
            -------------------------------------------------------------------------------------------
            EFUND 50 Securities Investment Fund                              3,530.9           A Share
            -------------------------------------------------------------------------------------------
            Jinxin Fund Management Co.,LTD                                   3,470.0           A Share
            -------------------------------------------------------------------------------------------
            Jinghong Fund Management Co.,LTD                                 3,410.7           A Share
            -------------------------------------------------------------------------------------------

      2.4.  Business review

            In the first quarter of 2006, the Chinese economy continued to grow at a fast pace, and domestic demand for refined oil products and petrochemical products continued its growth. International prices of crude oil maintained at a high level. By actively working to optimize resources allocation and products mix, and by striving to expand its operational base, the Company secured continuous increase, amongst others, in production of oil and gas, the volume of crude oil processed, sales volume of refined oil products, and production of ethylene and synthetic resin.

            Exploration and Production: Through continuous efforts over the past five years, the Company has discovered the largest and most abundant marine facies gas field in China -Puguang Gas field, which is located in Northeast Sichuan Province. Also in the first quarter, the Company has made significant progress in the exploration and development in Tahe oilfields in western China and Ordos Basin. Production capacity construction of crude oil and natural gas has made smooth progress. Output of crude oil and natural gas in the first quarter increased by 2.81% and 23.4%, respectively, as against the same period last year.

            Refining: The Company actively optimized resource allocation and transportation and made full use of the potentials of the refining facilities which operated stably and safely under high loads. Meanwhile, the facility operation has also been optimized and the Company has made effort to increase production which was well received by the market. Diesel to gasoline ratio and light yield have shown an increase. The processing volume of the crude oil and output of the refined oil products of the Company in the first quarter increased by 2.45% and 1.36%, respectively, over the same period last year.

            Marketing and Distribution: The Company gathered resources through various channels in an effort to satisfy the demand for refined oil products in China, while optimizing the resource allocation of the refined products and reducing the cost of storage and transportation. The Company's domestic sales and retail volume of refined oil products in the first quarter increased by 7.87% and 23.85%, respectively, as against the same period last year.

            Chemicals: The major chemical production facilities of the Company continued stable operation. The sales system reform of the chemical products was furthered improved. All chemical products realised sales to production ratio of 100%. The Company's production of ethylene and synthetic resin in the first quarter increased by 34.94% and 23.29%, respectively, as against the same period last year.

Summary of Principal Operating Results for the First Quarter


--------------------------------------------------------------------------------------------------------
Operating Data                   Unit                          Three-month period ended      Changes
                                                                      31st March
--------------------------------------------------------------------------------------------------------
                                                                       2006          2005           (%)
--------------------------------------------------------------------------------------------------------
Exploration and Production
--------------------------------------------------------------------------------------------------------
Crude oil production             thousand tonnes                    9,798.7       9,530.5          2.81
--------------------------------------------------------------------------------------------------------
Natural gas production           million cubic meters                 1,813         1,469         23.42
--------------------------------------------------------------------------------------------------------
Realised crude oil price         RMB/tonne                         3,112.81      2,127.29         46.33
--------------------------------------------------------------------------------------------------------
Realised natural gas price       RMB/thousand cubic meters           745.10        655.36         13.69
--------------------------------------------------------------------------------------------------------
Refining
--------------------------------------------------------------------------------------------------------
Crude processing volume          thousand tonnes                     35,170        34,330          2.45
--------------------------------------------------------------------------------------------------------
Gasoline, diesel and kerosene    thousand tonnes                     20,890        20,610          1.36
production
--------------------------------------------------------------------------------------------------------
Of which: Gasoline               thousand tonnes                      5,530         5,820        (4.98)
--------------------------------------------------------------------------------------------------------
Diesel                           thousand tonnes                     13,820        13,110          5.42
--------------------------------------------------------------------------------------------------------
Kerosene                         thousand tonnes                      1,540         1,680        (8.33)
--------------------------------------------------------------------------------------------------------
Light chemical feedstock         thousand tonnes                      5,770         4,990         15.63
--------------------------------------------------------------------------------------------------------
Light yield                      %                                    74.81         73.48          1.33
                                                                                             percentage
                                                                                                  point
--------------------------------------------------------------------------------------------------------
Refining yield                   %                                    93.64         92.63          1.01
                                                                                             percentage
                                                                                                  point
--------------------------------------------------------------------------------------------------------
Marketing and Distribution
--------------------------------------------------------------------------------------------------------
Total domestic sales of refined  thousand tonnes                     26,030        24,130          7.87
oil products
--------------------------------------------------------------------------------------------------------
Of which:Retail                  thousand tonnes                     16,670        13,460         23.85
--------------------------------------------------------------------------------------------------------
Distribution                     thousand tonnes                      4,910         5,350        (8.22)
--------------------------------------------------------------------------------------------------------
Wholesale                        thousand tonnes                      4,450         5,320       (16.35)
--------------------------------------------------------------------------------------------------------
Total number of petrol stations  stations                            29,744        30,164        (1.39)
--------------------------------------------------------------------------------------------------------
Of which:Owned and self-operated stations                            27,464        26,682          2.93
--------------------------------------------------------------------------------------------------------
Franchised                       stations                             2,280         3,482       (34.52)
--------------------------------------------------------------------------------------------------------
Throughput per petrol station    tonne/station                        2,428         2,018         20.32
(Note 1)
--------------------------------------------------------------------------------------------------------
Chemicals (Note 2)
--------------------------------------------------------------------------------------------------------
Ethylene                         thousand tonnes                      1,514         1,122         34.94
--------------------------------------------------------------------------------------------------------
Synthetic resins                 thousand tonnes                      2,075         1,683         23.29
--------------------------------------------------------------------------------------------------------
Synthetic rubbers                thousand tonnes                        161           158          1.90
--------------------------------------------------------------------------------------------------------
Monomers and polymers for        thousand tonnes                      1,782         1,596         11.65
synthetic fibers
--------------------------------------------------------------------------------------------------------
Synthetic fibers                 thousand tonnes                        390           400        (2.50)
--------------------------------------------------------------------------------------------------------
Urea                             thousand tonnes                        441           388         13.66
--------------------------------------------------------------------------------------------------------

Notes 1:   Throughput per petrol station data is an annualized average;

      2: BASF-YPC and Shanghai Secco were put into commercial operations in the late June of 2005, the operating results of ethylene and synthetic resins for the three-month period ended 31 March 2006 included 100% output of BASF-YPC and Shanghai Secco.

Capital Expenditure:

In the first quarter of 2006, capital expenditure of the Company aggregated at RMB 14,390 million, of which the capital expenditure of the Exploration and Production Segment was RMB 5,372 million; newly-built production capacity of crude oil reached 1.27 million ton per annum and newly-built production capacity of natural gas reached 469 million cubic meters per annum. Capital expenditure of the Refining Segment was RMB 2,821 million, the expansion and upgrading projects in Guangzhou and Yanshan and refining as well as some of the secondary processing units under technical innovation progressed smoothly. Capital expenditure of the Chemical Segment was RMB 1,725 million, which expenditure was mainly used for the second phase of Maoming ethylene reconstruction project, ethylene glycol unit of Shanghai Petrochemical Company Limited, aromatics and PTA reconstruction of Sinopec Yangzi Petrochemical Company Ltd. and coal gasification projects for the three sets of chemical fertilizer facilities. Capital expenditure of the Marketing and Distribution Segment was RMB 4,136 million, which expenditure was mainly used for establishing logistics system and constructing and purchasing gas stations. Ninety-seven gas stations were added during the reporting period. Capital expenditure of the Company's headquarters and others was RMB 336 million.

3     Management's Discussion and Analysis

      3.1 Brief analysis of the Company's general operating activities during the reporting period

            Based on the PRC Accounting Rules and Regulations, income from principal operations of the Company for the first quarter of 2006 amounted to RMB 222.699 billion, representing an increase of 31.74% over the same period of last year, and the net profit amounted to RMB 9.13 billion, representing an increase of 1.4% over the same period of last year.

            Based on IFRS, the turnover and other operating revenues of the Company for the first quarter of 2006 amounted to RMB 227.195 billion, representing an increase of 30.48% over the same period of last year. Profit attributable to equity shareholders of the Company amounted to RMB 9.288 billion, representing a decrease of 3.62% over the same period of last year.

      3.1.1 Principal segments or products accounting for over 10% of income or profit from principal operations

            v applicable   i1/4 not applicable

            The table below shows segmental information prepared in accordance with the PRC Accounting Rules and Regulations:


             ------------------------------------------------------------------------------------------
                                                          Income                                Gross
                                                            from              Profit from       profit
                                                       principal     Costs of   principal       margin
             By segments or by products               operations        sales  operations          (%)
             ------------------------------------------------------------------------------------------
                                                             RMB          RMB         RMB
                                                        millions     millions    millions
             ------------------------------------------------------------------------------------------
             Exploration and production                   30,342        9,552      19,544        64.41
             ------------------------------------------------------------------------------------------
             Refining                                    126,913      130,342     (6,637)       (5.23)
             ------------------------------------------------------------------------------------------
             Marketing and distribution                  126,045      117,254       8,665         6.87
             ------------------------------------------------------------------------------------------
             Chemicals                                    45,537       40,180       5,028        11.04
             ------------------------------------------------------------------------------------------
             Corporate and others                         40,621       40,068         543         1.34
             ------------------------------------------------------------------------------------------
             Elimination of inter-segment sales        (146,759)    (146,259)         N/A          N/A
             ------------------------------------------------------------------------------------------
             Total                                       222,699      191,137      27,143        12.19
             ------------------------------------------------------------------------------------------
             Of which related party transactions          19,305       16,834       2,424        12.56
             ------------------------------------------------------------------------------------------

            Note: Gross profit margin = profit from principal operations/income from principal operations


            The table below shows segmental information prepared in accordance with IFRS:

             ------------------------------------------------------------------------------------------
             By segments or by products                                                     Percentage
                                                                                                    of
                                                                                             operating
                                                                                          profit/(loss)
                                                                               Operating          over
                                                        Operating   Operating    profit/     operating
                                                         revenues    expenses     (loss)      revenues
                                                             (RMB        (RMB       (RMB
                                                        millions)   millions)   millions)          (%)
             ------------------------------------------------------------------------------------------
             Exploration and production                    31,914      14,791      16,623        52.09
             ------------------------------------------------------------------------------------------
             Refining                                     127,872     135,747     (7,875)       (6.16)
             ------------------------------------------------------------------------------------------
             Marketing and distribution                   126,182     122,853       3,329         2.64
             ------------------------------------------------------------------------------------------
             Chemicals                                     47,254      44,119       3,135         6.63
             ------------------------------------------------------------------------------------------
             Corporate and others                          40,732      41,082       (350)       (0.86)
             ------------------------------------------------------------------------------------------
             Elimination of inter-segment sales         (146,759)   (146,259)         N/A          N/A
             ------------------------------------------------------------------------------------------
             Total                                        227,195     212,333      14,862         6.54
             ------------------------------------------------------------------------------------------

      3.1.2 Seasonal or periodic nature of the Company's operations

            |_| applicable  X not applicable

      3.1.3 The composition of the profits during this reporting period (significant changes in the profit from principal operations, profit from other operations, period expenses, investment income, subsidy income and net non-operating income/expenses as a percentage of profit before taxation are listed and explained below in accordance with the PRC Accounting Rules and Regulations)

            X applicable   |_| not applicable

            -------------------------------------------------------------------------------------------
                                                    Three-month
                                                   period ended         Year ended          Change in
                                Item              31 March 2006       31 December 2005     percentage
            -------------------------------------------------------------------------------of profit
                                                         Percentage            Percentage    before
                                                          of profit             of profit   taxation
                                                  Amount     before    Amount      before  (percentage
                                                    (RMB   taxation      (RMB    taxation   points)
                                               millions)        (%) millions)         (%)
            -------------------------------------------------------------------------------------------
            Profit from principal operations     27,143      203.23   113,714      184.95        18.28
            -------------------------------------------------------------------------------------------
            Profit from other operations            248        1.86       839        1.36         0.50
            -------------------------------------------------------------------------------------------
            Periodical expenses                (14,008)    (104.88)  (57,697)     (93.84)      (11.04)
            -------------------------------------------------------------------------------------------
            Investment income                       172        1.29       813        1.32       (0.03)
            -------------------------------------------------------------------------------------------
            Subsidy income                            -           -     9,415       15.31      (15.31)
            -------------------------------------------------------------------------------------------
            Net non-operating income/expenses     (199)      (1.49)   (5,602)      (9.11)         7.62
            -------------------------------------------------------------------------------------------
            Profit before taxation               13,356      100.00    61,482      100.00            -
            -------------------------------------------------------------------------------------------

            Significant changes and explanations:

      o     Profit from Principal Operations

            The percentage of profit from principal operations to the profit before taxation was 203.23%, representing a year on year increase of 18.28 percentage points. This was mainly due to the fact that the prices of crude oil rose continuously and the refining segment suffered a significant loss. As a result, the profit from principal operations fell by 4.52% over the quarterly average of the last year, while the profit before taxation witnessed a decrease of 13.11% over the quarterly average of the previous year. Therefore, the profit from principal operations dropped less than the profit before taxation.

      o     Periodical expenses

            The percentage of the periodical expenses to the profit before taxation was 104.88%, representing an increase of 11.04 percentage points from 93.84% of the previous year. This was mainly due to the fact that the periodical expense of the first quarter dropped by 2.89% over the quarterly average value of the previous year, whereas the profit before taxation dropped by 13.11% over the quarterly average value of the previous year. So the decrease of the periodical expenses was less than that of the profit before taxation.

      o     Subsidy Income

            The Company received a one- off government subsidy of RMB 9,415 million from central finance in 2005.

      3.1.4 Significant changes in, and explanations of, the principal operations and their structures as compared with those during the previous reporting period

            i1/4 applicable  v not applicable

      3.1.5 Significant changes in, and explanations of, the profitability (gross profit ratio) of principal operations as compared with those during the previous reporting period prepared in accordance with the PRC Accounting Rules and Regulations

            |_| applicable  X not applicable

      3.2 Significant events and their impacts as well as the analysis and explanations for the solutions

            X applicable   |_| not applicable

      3.2.1 Connected transactions

            The aggregate amount of connected transactions actually occurred in relation to the Company during the reporting period was RMB 43.721 billion, of which, RMB 21.788 billion was paid out by the Company, and RMB 21.933 billion (including, RMB 21.903 billion of sales of products and services, RMB 10 million of interest income and RMB 20 million of income from agency fee) was received by the Company. During the reporting period, the products and services provided by Sinopec Group (purchase, storage and transportation, exploration and production services and production-related services) to the Company amounted to RMB 19.351 billion, representing 9.1% of the Company's operating expenses of the reporting period; the ancillary and social services provided by Sinopec Group to the Company amounted to RMB 434 million, representing 0.2% of operating expenses of the reporting period; the product sales from the Company to Sinopec Group and other connected parties amounted to RMB 21.903 billion, representing 10.3% of the Company's operating revenue. During the reporting period, profit from principal operations resulted from connected transactions amounted to RMB
            2.424 billion, representing 8.9% of the Company's profit from principal operations. The natures and pricing policies of connected transactions did not have any significant change compared with 2005.

            Other Connected Transactions

            When listed in 2000, Sinopec Corp. and Sinopec Group Company executed a series of agreements regarding continuing connected transactions, including the Mutual Supply Agreement, the Community Services Agreement, the Property Leasing Agreement, the Intellectual Property Licence Agreement, the Agency Agreement and the SPI Fund Document. On 24 December, 2003, the Stock Exchange of Hong Kong Limited granted a conditional waiver of three years (from 2004 to 2006) to Sinopec Corp. from strict compliance with relevant requirements of the Hong Kong Listing Rules in relation to the continuing connected transactions. The waiver will expire on 31 December 2006. It is expected that Sinopec Corp. will continue to conduct the related continuing connected transactions after the expiry of the waiver period. Sinopec Corp. has entered into the supplemental agreement to the connected transactions with Sinopec Group Company on 31 March 2006, which served as supplements of certain provisions governing the connected transactions. The relevant supplements will apply to the continuing connected transactions of the Company to be conducted after 1 January, 2007.

            The above supplemental agreement to the connected transactions has been approved by the Board of Directors of Sinopec Corp. and announced. Sinopec Corp. will seek the approval of independent shareholders in relation to the amendment of the agreements, major continuing connected transactions, the caps of the major continuing connected transactions and non-major continuing connected transactions in accordance with the requirements of Shanghai Stock Exchange. The circular containing the recommendations of the independent financial adviser, ICEA, details of the continuing connected transactions, letter of the independent directors together with the notice convening of the general meeting of shareholders has been sent to shareholders and is available on the website (www.sse.com.cn) of Shanghai Stock Exchange prior to the annual general meeting of shareholders. The matters will be submitted to the annual general meeting of shareholders to be held on 24 May 2006 for consideration and approval.

      3.2.2 The Discovery of Large-scale Marine Facies Gas Field-Puguang Gas field

            The Company discovered the largest and most abundant marine facies natural gas field (Puguang Gas Field) in China, which is located in northeast Sichuan Province. According to the appraisal undertaken by the Mineral Resource Reserve Evaluation Center under the Ministry of Land and Resources, reserve in place in the Puguang Gas Field is estimated to be 251.071 billion cubic meters, with technical recoverable reserve of 188.304 billion cubic meters. Puguang Gas field meets the conditions for commercial development. Sinopec Corp. has prepared a phase I Development Plan, which plans to achieve commercial production of more than 4 billion cubic meters per annum of gas by 2008 and 8 billion cubic meters per annum by 2010. In connection with the contemplated project, a natural gas pipeline from northeast Sichuan Province to Jinan, Shandong Province will be constructed. The government has approved Sinopec Corp. to proceed with preparatory work for the project. The discovery of Puguang Gas Field is attributable to the innovations in marine facies exploration theory, exploration methodology exploration technology and management innovation, representing a major breakthrough in marine facies exploration theory and practices in China. The discovery expanded the Company's exploration territory, thereby paving the way for future growth in both reserve and production.

      3.2.3 Sinopec Corp. Successfully Consolidated for Four A-share Subsidiaries by way of General Offer

            On 15 February, 2006, the Twenty-Fourth meeting of the Second Session of the Board of Directors of Sinopec Corp. approved the making of a voluntary general offer for all tradeable shares of Sinopec Qilu Company Ltd. ("Sinopec Qilu") at RMB 10.18 per share, all tradeable shares of Sinopec Yangzi Petrochemical Company Ltd. ("Sinopec Yangzi") at RMB 13.95 per share, all tradeale shares of Sinopec Zhongyuan Petroleum Co., Ltd. ("Sinopec Zhongyuan") at RMB
            12.12 per share and all tradeable shares and non-tradeable shares held by other shareholders excluding Sinopec Corp. of Shengli Oil Field Dynamic (Group) Co., Ltd. ("Sinopec Dynamic") at RMB 10.30 (tradeable share) and RMB5.60 (tradeable share) per share, respectively. At the expiration of the offer period ended on 6 April 2006, the number of the tradeable shares of Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan and Sinopec Dynamic which accepted the offer, and have not withdrawn from the acceptance, was 332,199,784 shares, 338, 612,282 shares, 234,055,130 shares and
            233,828,641 shares, respectively. They all exceeded the minimum number of acceptance required by the conditions of the general offer, thus making the general offer unconditional. At present, the liquidation and share transfers procedures have been completed. The Shenzhan Stock Exchange has approved the termination of trading of the tradeable shares of Sinopec Yangzi, Sinopec Zhongyuan and Sinopec Dynamic with effect from 21 April 2006. The Shanghai Stock Exchange has approved the termination of trading of the tradeable shares of Sinopec Qilu with effect from 24 April 2006. At present, Sinopec Corp. is purchasing the remaining shares of the four subsidiaries, which will last two months. Please refer to the relevant announcements set out in the China Securities Journal, Shanghai Securities News and/or Securities Times on 16 February and 10 April 2006 for details.

      3.2.4 Delisting of Sinopec Zhenhai Refining and Chemical Company Ltd.

            According to the Agreement of Merger by Absorption entered into between Ningbo Yonglian Co., Ltd. ("Ningbo Yonglian"), a wholly owned subsidiary of Sinopec Corp. established for the purpose of such a merger, and Sinopec Zhenhai Refining and Chemical Company Ltd. ("ZRCC") on 12 November 2005, Ningbo Yonglian will purchase the listed H shares of ZRCC from its shareholders at the price of HK$10.60 per share in cash, the total consideration being HK$7.672 billion. ZRCC was delisted on 24 March 2006. Please refer to Sinopec Corp.'s announcement published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 14 November 2005 and 1 March 2006, respectively, for details.

      3.2.5 Increase of Equity Investment on Sinopec Finance Co., Ltd.

            On 31 March, 2006 Sinopec Corp. and Sinopec Group have entered into the arrangement ("Arrangement") with Sinopec Finance Co.,Ltd. ("Sinopec Finance"). In accordance with the Arrangement, the registered capital of Sinopec Finance will be increased to RMB 6 billion from RMB 2.5 billion. Sinopec Corp. and Sinopec Group Company will inject RMB 1602.3 million and 897.7 million, respectively, into Sinopec Finance. Upon completion of the Arrangement, the equity holding of Sinopec Corp. in Sinopec Finance will increase to 49% from 38.22%, while the equity holding of Sinopec Group Company in Sinopec Finance will decrease to 51% from 61.78%. Please refer to the relevant announcements set out in the China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 3 April 2006 for details.

      3.2.6 Special Oil Income Levy

            Pursuant to the relevant documents issued by the Ministry of Finance of PRC, the state government imposed a special oil income levy on any income derived from the sale by an oil exploration and production company of locally produced crude oil at a price which exceeds US$40 per barrel since 26 March, 2006. The special oil income levy will have 5 levels and will be calculated and charged according to the progressive ad valorem rates on the excess amounts. The levy will be calculated on a monthly basis and charged and collected on a quarterly basis. The applicable level of the special oil income levy will be determined based on the weighted average crude oil sale price of a particular month. The level of levy will be determined based on US$ per barrel which starts at US$40 per barrel, please refer to the relevant announcements set out in the China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 4 April 2006 for details.

      3.3 Disclosure and explanations as to the changes in accounting policies, accounting estimates and scope of consolidation and fundamental errors

            |_| applicable  X not applicable

      3.4 Relevant explanations made by the Board of Directors and the Supervisory Committee after the audit and presentation of "non-standard opinion".

            |_| applicable  X not applicable

      3.5 Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

            |_| applicable  X not applicable

      3.6 Adjustments to the annual business plan or budget which have been disclosed

            |_| applicable  X not applicable

      3.7 This quarterly results announcement is published in both Chinese and English languages. The Chinese version shall prevail.

                                                          By Order of the Board
                                                              Chen Tonghai
                                                                Chairman

Beijing, PRC, 27 April 2006

As at the date of this announcement, the executive directors of Sinopec Corp. are Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong; the non-executive directors of Sinopec Corp. are Messrs. Chen Tonghai, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of Sinopec Corp. are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of Sinopec Corp. is Mr. Cao Yaofeng.